Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: December 18, 2025

On December 18, 2025,, Teamshares Inc., a Delaware corporation (“Teamshares”), which is party to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 with Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), issued a press release announcing Live Oak’s confidential submission of a draft registration statement on Form S-4 with the Securities and Exchange Commission. See below the press release.

NEW YORK--(BUSINESS WIRE)--Teamshares Inc. (“Teamshares”), a tech-enabled acquiror of high-quality businesses, and Live Oak Acquisition Corp. V (NASDAQ: LOKV, “Live Oak V”), a publicly traded special purpose acquisition company, announced the confidential submission of a draft registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) today in connection with a proposed business combination between Teamshares and Live Oak V announced on November 14, 2025. Upon closing, the combined company will operate as “Teamshares Inc.” and the parties will apply to list securities of the combined company on Nasdaq under the tickers “TMS” and “TMSW.”

Completion of the proposed transaction is subject to shareholder approvals, SEC review, and effectiveness of the S-4 registration statement, among other customary closing conditions.

About Teamshares

Teamshares is a tech-enabled acquiror of high-quality businesses, intending to be a permanent home for businesses. Part holdco, part fintech, Teamshares programmatically acquires companies with $0.5 to $5 million of EBITDA from retiring owners, integrates them with the Teamshares platform, and helps employees earn company stock. Founded in 2019, Teamshares operates subsidiaries with consolidated revenue of over $400 million across over 40 industries and 30 states.

About Live Oak Acquisition Corp. V

Live Oak Acquisition Corp. V (NASDAQ: LOKV) is the fifth SPAC sponsored by Live Oak Merchant Partners, an experienced team of operators and investors with a track record of successful public-market combinations. For more information, visit www.liveoakmp.com

Additional Information About the Proposed Transaction and Where to Find It

This document relates to a proposed transaction between Teamshares and Live Oak V (the “transaction” or “business combination”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Live Oak V intends to publicly file a registration statement on Form S-4 with the SEC (the “Registration Statement”) containing a proxy statement/prospectus relating to the proposed business combination. After the Registration Statement is declared effective by the SEC, Live Oak V will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the proposed transaction. Live Oak V also will file other documents regarding the proposed transaction with the SEC.

Investors and securityholders are urged to read the Registration Statement, proxy statement/prospectus, and other relevant documents filed with the SEC carefully when they become available before making any investment decisions, because they will contain important information about Teamshares, Live Oak V, and the proposed transaction. Copies of the Registration Statement and other relevant documents filed or that will be filed with the SEC by Live Oak V will be available free of charge on the SEC’s website at www.sec.gov and on Live Oak V’s website at www.liveoakmp.com or by written request to Live Oak V at 4921 William Arnold Road, Memphis, Tennessee, 38117.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated benefits of the proposed transaction, expected timing, future financial and operating performance, and strategic plans, including the proposed transaction between Teamshares and Live Oak V, and statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Teamshares and the markets in which it operates, and Teamshares’ projected future results. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Live Oak V’s securities, (ii) the risk that the transaction may not be completed by Live Oak V’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Live Oak V, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Live Oak V and Teamshares, the satisfaction of the minimum trust account amount following redemptions by Live Oak V’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Teamshares’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Teamshares and potential difficulties in Teamshares employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Teamshares or against Live Oak V related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Live Oak V’s securities on the Nasdaq Stock Market, (x) volatility in the price of Live Oak V’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Teamshares plans to operate, variations in performance across competitors, changes in laws and regulations affecting Teamshares’ business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive additive manufacturing industry. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Live Oak V’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by Live Oak V from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to place undue reliance on these statements, which speak only as of the date they are made. Neither Teamshares nor Live Oak V undertakes any obligation to update or revise forward-looking statements, except as required by law. Neither Teamshares nor Live Oak V gives any assurance that either Teamshares or Live Oak V will achieve its expectations.

Additional factors that could cause actual results to differ materially will be described in the “Risk Factors” section of the Form S-4 when it becomes available and Live Oak V’s other filings with the SEC.

Participants in the Solicitation

Live Oak V and the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Live Oak V’s shareholders in connection with the proposed business combination. A list of the names of the directors and executive officers of Live Oak V and information regarding their interest in the proposed business combination will be contained in the proxy statement/prospectus when available. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Live Oak V’s shareholders in connection with the proposed business combination, including the names and interests of the Company’s directors and executive officers, will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Live Oak V and the Company with the SEC.

You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Investor Relations Contact: investors@teamshares.com

Press Contact: press@teamshares.com